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                                    Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION



                            Report of Foreign Issuer
                      Pursuant of Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of May 2004                       Commission File Number: 1-14242



                        ROYAL GROUP TECHNOLOGIES LIMITED
                              (Name of registrant)


                             1 Royal Gate Boulevard
                               Woodbridge, Ontario
                                     L4L 8Z7
                                 (905) 264 0701


Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F [ ]   Form 40-F [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               Yes [ ]   No [X]

If "YES" is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                  EXHIBIT INDEX

Exhibit        Description of Exhibit                            Page
-------        ----------------------                            ----

               Material Change Report

  1            Royal Group Technologies Limited-                   7
               Press Release April 29th 2004

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be singed on its behalf by the undersigned, thereunto duly authorized.




ROYAL GROUP TECHNOLOGIES LIMITED




Date:  May 7, 2004           By: /s/ Scott Bates
                                 ----------------------------------------------
                                 Name:  Scott Bates
                                 Title: General Counsel and Corporate Secretary